Exhibit 99.1

May 23, 2019

ChinaCache Receives NASDAQ Notification Letter

BEIJING, May 23, 2019 (GLOBE NEWSWIRE) -- ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq GS: CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that on May 20, 2019 it received a notification letter (the “Notification Letter”) from The Nasdaq Stock Market, Inc. (the “NASDAQ”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the fiscal year ended December 31, 2018 (“2018 Form 20-F”) with the Securities and Exchange Commission (the “SEC”).

The Notification Letter also contains questions (the “Questions”) relating to the Company’s disclosure of certain recent events (“Recent Disclosure”), including (i) Grant Thornton China’s resignation as the Company’s independent auditor, (ii) the Company’s engagement with Michael T. Studer CPA P.C. as independent auditor to the Company and (iii) allegations of enterprise bribery against the Company as well as Mr. Song Wang, the Company’s Chairman and former Chief Executive Officer.

The Notification Letter states that in light of the Company’s Recent Disclosure, the staff of NASDAQ has determined to apply more stringent criteria and shorten the time period for the Company to submit its plan to regain compliance (the “Plan”). The Notification Letter further states that the Company must submit the Plan and its response to the Questions no later than May 31, 2019. The Company is working diligently to prepare the Plan and responses to the Questions and confirms it will be submitting the required Plan to Nasdaq within this timetable.

Mr. Fuya Zheng has tendered his resignation as a director to the Company's board for personal reasons. His resignation was effective as of May 21, 2019. The Company would like to express its gratitude for services provided by Mr. Zheng.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. is a leading total solutions provider of Internet content and application delivery services in China. Through its distinctive 3-tier Internet ecosystem, ChinaCache also offers Internet data center management, Internet Exchange operations and cloud hosting services.  ChinaCache's network is interconnected with the incumbent carriers as well as other local Internet & broadband service providers in China.  With two decades of experience in developing customized solutions for China's complex Internet infrastructure, ChinaCache has helped enterprises, SME clients, government agencies and other organizations enhance the reliability and scalability of their online services and applications.  To learn more about ChinaCache and how it has improved end-user experience, please visit ir.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company's goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company's expectations regarding keeping and strengthening its relationships with its customers, and the general economic and business conditions in the regions where the Company provides its solutions and services. Further information regarding these and other risks is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

Investor Relations Department

ChinaCache International Holdings

Tel: +86 10 6408-5686

Email: ir@chinacache.com